Lang Michener LLP
BARRISTERS & SOLICITORS

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November 2, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Carmen Moncada-Terry

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on Form F-4 (“F-4”)
Filed September 28, 2006
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the “Company” or “Continental”) in response to Staff’s letter of October 19, 2006 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we have filed with the Commission via the EDGAR system Amendment No. 3 to the F-4 (the “Amended F-4”).

We have provided below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended F-4. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended F-4.

Form F-4/A 2 filed September 28. 2006

1.	Please revise to disclose Guangmin Zhu’s and Xiafei Qi's relationship to Great China, as reflected in your response to comment 16.

We have added the following disclosure to the Amended F-4 on page 56:

“Guangmin Zhu was a party to the First Letter Agreements with Great China, which were terminated, and he is currently a shareholder of Great China. Xiaofei Qi is married to Guangmin Zhu. Guangmin Zhu and Xiaofei Qi are directors of Top Mining Limited and Skyland Mining Limited.”

Background of the Merger on page 37

2.

Please disclose the reasons for Hunter Dickinson’s assignment of its interest in the Xietongmen Property to Continental. Was the assignment pre-arranged? Disclose the consideration, if any, Hunter Dickinson received for the assignment. Also discuss the business reasons for Continental agreeing to exchange its right to earn-in up to 60% direct working interest in the Xietongmen Property for an option to acquire an indirect interest in the property.

It was always intended that Hunter Dickinson would assign its interest in the Xietongmen Property to Continental, and it did so for no consideration. We have amended the following disclosure in the Amended F-4 on page 37:

“This agreement was assigned to Continental in February, 2004 at no additional cost and without any consideration given to Hunter Dickinson Inc. From the onset of discussions with Great China it was the intention of Hunter Dickinson Inc., in providing services to Continental, to eventually assign its interest in the Xietongmen Property to Continental.”

The structure of the option on the Xietongmen Property was changed to a more suitable structure for China. We have added the following disclosure to the Amended F-4 on page 37:

“The option arrangements were restructured in order to facilitate investment in China using a Chinese company which was a wholly foreign-owned enterprise (“WFOE”). Investment in the Xietongmen Property through a WFOE eases the logistics of capital to and from the property and provides special tax treatment. (See “Information Regarding Continental – Chinese Subsidiaries”). Great China formed Highland Mining Inc. to serve as the vehicle whose prime purpose was to own Tian Yuan, the Chinese company that serves as the WFOE that holds 100% of the exploration rights to the Xietongmen Property.”

3.

You indicate that “[d]uring the course of dealings between Continental and Great China, a dialogue commenced between the management, officers and directors of Continental and Great China to explore if there was common point upon which to establish a merger....” Please specify when those discussions took place and identify the individuals involved. Further, discuss whether a resolution was reached with respect to each of the main issues addressed during the merger negotiations and discuss how each issue was resolved.

We have amended the following disclosure to the Amended F-4 on page 38:

“During the course of dealings between Continental and Great China, a dialogue commenced between the management, officers and directors of Continental and Great China to explore if there was a common point upon which to establish a merger and unify the companies’ respective interests in the Xietongmen Property by way of an exchange of share capital. These discussions and merger negotiations commenced in February 2006 and included, from time to time, Anthony Garson, Jie (Jack) Yang Zhi Wang and Amin Amlani, officers and directors of Great China, and Gerald Panneton, Jeffrey Mason and Ron Thiessen, officers and directors of Continental. The most significant issues addressed during the Merger negotiations included: the establishment of a fair value of the interest of Continental and the interest of Great China; the number of Continental shares to be exchanged for all the Great China shares; the acquisition of the Surrounding Properties; the treatment of the Non-Core Properties and related liabilities; and the assessment of the qualitative aspects of Great China, including its mineral development record, experience operating in China, experience in raising capital and previous environmental record. The boards of directors of Great China and Continental concluded that the Merger would be a mutually beneficial structure going forward. The main issue of the number of Continental shares to be exchanged was resolved with the delivery of the oral opinion of Glanville confirmed later in the written Fairness Opinion. Agreement in principle was reached on all the significant issues in early April 2006 with the signing of the Letter of Intent dated April 7, 2006 and final resolution of the issues was only reached with the formal signing of the Merger Agreement dated May 29, 2006.”

4.

Please disclose the number of shares that the holders agreed to exchange pursuant to the Shareholder Letter Agreements. Also, tell us whether the shares committed to be exchanged under those agreements are included in this registration statement. If so, please discuss the reasons for including the shares or, alternatively, revise the registration statement to remove the shares.

The Great China shareholders who signed the Shareholder Letter Agreements made no commitment as to how to vote their shares on the proposal for the Merger. We have amended the disclosure in the Amended F-4, page 39 as follows:

“In April 2006, Continental and Great China entered in a Letter of Intent which set out the business terms of the Merger and the Related Transactions. In addition, Continental entered into letter agreements with 24 holders of 212 million Great China shares, representing approximately 67% of the ownership of Great China, whereby the Great China shareholders agreed to certain post Merger restrictions on their Continental common shares (the “First Letter Agreements”). These shareholders included: Zhi Wang, Lanmei Wang, Yanguang Du, Jing Wang, Youzhen Fu, Qiang Wang, Yulan Wang, Qinglin Han, Lijun Chen, Gouxing Chen, Jing Guo, Yulin Chen, Leung Ho Kok, Guangmin Zhu, Xiaojun Ma, Jie Yang, Shuzheng Yang, Hengxiu Cai, Raheel Sayani, Noorappa Kamaludeen, Kurshid Ahmed, Zainul and Saleem Hadi, Ibrahim Abdullah, and Richard Bullack. The First Letter Agreements were terminated, and as of the end of May 2006, the Shareholder Letters were entered into with 11 Great China shareholders holding 112.8 million Great China shares, whereby the shareholders, while not committing their shares on the vote for the proposal to approve the Merger, agreed to certain post-Merger restrictions on their shares. (See “Related Transactions and Interests of Great China Insiders in the Merger – Shareholder Letter Agreements”). On June 12, 2006, Continental and Great China publicly announced the execution of the Merger Agreement.”

Further, on page 57, in the first paragraph under the heading “Shareholder Letter Agreements”, we added the following disclosure:

“The 11 Great China Shareholders in signing the Shareholder Letter Agreements have made no commitment as to how they are to vote their shares with respect to the Merger.”

Great China’s Reasons for the Merger and Recommendation, page 39

5.	Please expand to discuss the “environmental considerations” that were considered by the board.

We have added the following disclosure on page 42:

•
“Tibet has become very focused on protecting its environment during mineral exploration to minimize damage to water supplies and air quality and to provide for surface land reclamation after mining activities. Efforts to eventually mine will involve building roads and railroad lines and worker housing in a very cold and sensitive environment, in addition to large pit or drift mining operations, which will have to meet environmental standards.

•

Environmental damage control efforts for such a project are very expensive, and without economies of scale, could likely greatly inhibit or prevent expanded operations of Great China as a small, thinly capitalized company. The environmental considerations that were considered, involved contemplation of a better consolidated and capitalized single company, which would allow the merged companies to develop efficiencies of scale, which would allow better environmental controls of the mining operations.”

6.

Please quantify those quantifiable elements of the other alternatives considered by the board. For example, disclose the amount of cash contributions that Great China would have needed to fund explorations and other expenses.

We have added the following disclosure on pages 40 and 41 of the Amended F-4:

Great China’s Board also considered the following matters when making its decision to pursue the Merger:

•
Great China’s cash position was approximately $3.4 million in April 2006 and there was approximately $1 million already due to Continental for Great China’s share of joint venture expenses, which was increasing monthly and would eventually leave Great China with no capital.

•
In order to continue as a joint venture partner, over the next year, Great China could have been required to pay expected expenses of up to $12 million. In light of the low price of Great China’s stock ($.15), it would have been practically impossible to raise such monies, perhaps using over 200 million shares with no assurance that money would be available. Since it is a non-operator, Great China has no real control over the expenditures, and it would have been at the mercy of the operator incurring expenses.

•
The Board reviewed the fact that to merely maintain the status quo of Great China, it would have required in excess of $200,000 per year for legal, accounting, and administrative as a Section12g registered public company.

	•	Great China could attempt to sell its interest in the Tibet mineral prospects, but it believes it would net very little due to the following facts:

		o	It is indebted to Continental for its share of exploration expenses.

o	There are future concession costs (including mine permitting), of unknown quantity, to be paid to various governmental entities in China and Tibet as production mining may be commenced in the future.

o	A minority interest is difficult to sell, because of the risks of being a non-operator, which would place the minority holder at the mercy (financially) of the operator.

o	The prospect is not in production nor is mining permitted by Chinese authorities at this time. It is purely in the exploration stage, and mining could be years away.

Fairness Opinion Regarding the Merger, page 43

7.	Please remove the clause “should read.”

We have amended the reference to “should read” on page 43 of the Amended F-4 to delete the words “and should”.

8.

Ensure that your disclosure incorporates all of the elements of the fairness opinion that might be key to an investment decision. For example, the disclosure could be enhanced by the inclusion of quantitative information regarding the relative values, as set forth on page 29 of the fairness opinion.

On review, the disclosure does incorporate all of the key elements under the Fairness Opinion, however we have, as suggested, enhanced the disclosure with quantitative information on page 46 to read as follows:

“The amount of consideration offered to Great China shareholders was determined by negotiation between Great China and Continental, and is supported by the Fairness Opinion. In quantifying the significance of the relative trading prices of the shares of Great China and Continental, Glanville summarized trading price histories of Great China and Continental as follows:

	Great China	Continental

Closing Share Prices on April 12:	$0.161(1)	$1.89
High Trading Prices in April(2) 2006:	$0.195	$2.00
Low Trading Prices in April 2006:	$0.149	$1.56
Average Closing Prices in April 2006:	$0.167	$1.74
High Trading Prices In Past Year(3):	$0.333	$2.00
Low Trading Prices In Past Year:	$0.038	$0.94

Notes

(1)	The actual closing price was US$0.140, or Cdn.$0.161, based on an exchange rate of US$0.87 equal to Cdn.$1.00.

(2)	To April 12, 2006.
(3)	To April 12, 2006. ”

Material United States Federal Income Tax Consequences Related to the Merger. page 59

9.

We reissue comment 18. The disclosure suggests that this is merely a general description of the material federal tax consequences. The opinion should address each and all of the material tax consequences and must reflect the opinion of your counsel with respect to each of such consequences. Avoid statements, such as “Davis Wright Tremaine LLP, U.S. tax counsel to Continental, is providing an opinion that the following discussion, subject to the limitations and conditions set forth herein, provides an accurate general description of the material U.S. federal income tax consequences of the Merger....”

Continental has received a revised opinion from Davis Wright Tremaine LLP, and we have submitted it as supplemental material along with a blackline to the previous version.

In addition, we have revised the sections under the heading “Material United States Federal Income Tax Consequences of the Merger” on pages 8 and 9 and “Material United States Federal Income Tax Consequences Related to the Merger” on page 59 of the Amended F-4.

We have also added the following risk factor on page 24:

“The Merger may not qualify as a “reorganization” for U.S. federal income tax purposes, in which case the Merger would be a taxable transaction to Great China shareholders who are U.S. taxpayers.

U.S. tax counsel for Continental is able to give only the qualified opinion that the Merger should constitute a reorganization pursuant to Section 368(a) of the Code. If the Merger were to fail to qualify as a reorganization under Section 368(a) of the Code, Great China shareholders who are U.S. taxpayers would recognize gain as a consequence of exchanging their Great China common stock for Continental common stock. See the section entitled Material United States Income Tax Consequences Related to the Merger for more information.”

Principal Occupation of Current Directors and Officers of Continental, page 94

10.

We note that Mr. Gerald Panneton is your only full-time employee and that he is associated with Hunter Dickinson. Please disclose the nature of his association with Hunter Dickinson. Also disclose the amount of business time that Mr. Panneton devotes to each Continental and Hunter Dickinson.

Mr. Panneton is employed by Hunter Dickinson which in turn provides his services as President and CEO of Continental. We have amended the disclosure accordingly in the third paragraph under the heading “Association with Hunter Dickinson Inc.” on page 43 and have added the following disclosure to page 104:

“Mr. Panneton is employed full time by Hunter Dickinson Inc., which provides his services as Continental’s President and CEO. Mr. Panneton devotes approximately 90% of his time to the operations of Continental and the balance to other HDI matters.”

11.	Please disclose the amount of time that each of the named officers and directors devote to Continental's operations.

We have revised the table on page 93 of the Amended F-4 to provide the amount of time that each of the directors who are not officers of Continental devote to Continental matters.

12.	We note that you disclose the association of the named officers and directors with a number of companies. Please disclose whether any of such companies are associated with Hunter Dickinson.

In the tables for each of the directors of Continental, starting on page 96, we have designated those companies that are associated with Hunter Dickinson Inc.

Exhibit 8.1

13.

Please revise the statement that “we are of the opinion that the statements in the Registration Statement under the caption ‘Material United States Income Tax Consequences Related to the Merger,’ ... are an accurate general discussion of the matters set forth therein....” As noted in comment 5. the text of the opinion should reflect the opinion expressed by your counsel.

Continental has received a revised opinion from Davis Wright Tremaine LLP, and we have submitted it as supplemental material along with a blackline to the previous version.

14.	We reissue comment 22. You have not made the revisions noted in your response to comment 22.

Continental has received a revised opinion from Davis Wright Tremaine LLP, and we have submitted it as supplemental material along with a blackline to the previous version.

Continental Financial Statements

Note 2, Significant Accounting Policies, page F-7

(n) Asset Retirement Obligations, page F- 10

15.

We note your response to comment 23 of our letter dated September 13, 2006. We understand that you are actively drilling on the Xietongmen property and performed significant exploration activities during 2005. Your response states you have not incurred any asset retirement obligations to date. Please tell us who is legally responsible for the asset retirement obligations, resulting from the exploration activities performed to date on the Xietongmen property. In addition, please tell us to what extent Great China Mining is responsible for these obligations as of the periods presented in the filing.

The party that is legally responsible for the asset retirement obligations concerning the Xietongmen Property is Tian Yuan, the Chinese subsidiary of Highland which holds 100% of the exploration rights to the Xietongmen Property. Great China is not responsible for these obligations.

The activities performed at the Xietongmen Property have, to date, consisted principally of drilling program activities. Any disturbance caused by such activities (including environmental and reclamation) was rectified immediately. Additionally, an obligation may arise to dismantle any site structures, were Continental to abandon the Xietongmen Property. However, the structures at the Xietongmen Property site are all temporary in nature and any dismantling costs would be minimal. Finally, Continental maintains a process of on-going decommissioning for all roads deemed unnecessary. As such, any potential obligation for decommissioning existing roads deemed unnecessary in the future is minimal. Overall, any retirement obligations existing to date are of an immaterial nature to the consolidated financial statements of Continental as of both December 31, 2005, June 30, 2006, as well as the pro forma financials as of June 30, 2006 and as such, no asset retirement obligation has been recorded on the consolidated financial statements.

Note 7, Related Party Balances and Transactions, page F-22

16.

We note you and nine other public companies own an interest in Hunter Dickinson Inc., which provides various services for you. We note your disclosure of amounts due to and from Hunter Dickinson Inc. and the payment of services incurred during the fiscal years presented in the related party footnote. Please tell us how you have accounted for your ownership interest in Hunter Dickinson Inc. in the financial statements presented.

Continental’s ownership in Hunter Dickinson Inc. is accounted for on the cost method and recorded at the nominal cost of $1.00.

Note 3, Pro Forma Assumptions. page F-76

17.

We note the supplemental material in connection with your response to comment 29 of our letter dated September 13, 2006 was not filed on EDGAR. Please file this information and all other materials sent in response to our comments as correspondence on EDGAR.

Continental has submitted a confidential treatment request for this information, and has now filed the information on EDGAR.

18.

We have reviewed the supplemental material in connection with your response to comment 29 and note what appears to be an error in the discounted cash flow analysis presented on page 2. Beginning in year 10 (2019) and each following year, it appears the amounts presented in the Operating Profit (EBITDA), Earnings Before Taxes (EBIT) and Earnings subtotal lines have not been reduced by Total Operating Costs. Therefore, the amounts reflected in these three subtotals appear to be Total Gross Revenues. Please correct this apparent error, resubmit the calculations and identify the effect on the resulting After Tax Net Present Value.

Continental has corrected the apparent error that was highlighted.

The effect on the resulting after tax net present value is to reduce the after tax net present value to the revised amount reported in the Revised Calculations Summary Page 1 (“Summary Page 1”) Column G, Scenario 1, submitted as supplemental material.

As explained in response to comment 19 below, this net present value calculation was based on conservative, internal estimates of mineral prices established in February 2006 of $450 per ounce of gold, $7 per ounce of silver and $1.10 per pound of copper and represented the net present value calculation which was completed in February 2006. As discussed in our letter to the SEC dated September 28, 2006, prior to 2006, no Northern American style, quality assurance or quality control resource estimates were available. This net present value calculation was a preliminary attempt at determining discounted cashflows for the Xietongmen Property, based upon the new resource estimates. This calculation was not intended to represent the only intended scenario for the Xietongmen Property, but represented a conservative view of the potential results from the Xietongmen Property as of February 2006. For the purposes of comparing the value of the Xietongmen Property acquired and considering the potential FAS 144 impairment, Continental has prepared additional net present value calculations, included in Summary Page 1, as outlined in our responses to comments 19 and 23.

19.

Please reconcile the corrected After Tax Net Present Value as calculated in your supplemental material to the fair value assigned to the Xietongmen property interest acquired and presented in your pro forma financial statements. In your response, please specifically discuss the reasons for the differences in the resulting fair values.

Continental has corrected the after tax net present value as set out in Summary Page 1 – Column G, Scenario 1, for the errors highlighted in comment 18.

The net present value calculation previously submitted was based on conservative, internal estimates of mineral prices as of February 2006. In order to provide some background on why the Company believes that the Xietongmen Property has significant value, Continental has prepared updated net present value calculations which are based on various mineral prices. These net present value calculations, shown on Summary Page 1, are based on the exploration and eventual mining of both the Xietongmen Property and the related Surrounding Properties acquired by Continental in the proposed transaction with Great China. Continental intends to group these properties together for the purpose of exploration, development and mining as the Surrounding Properties acquired are adjacent to the Xietongmen Property.

As the after tax net present value calculation is a theoretical calculation based upon assumptions, the most significant being the mineral prices that will prevail during the production phase of the Xietongmen Property, other possible cashflow outcomes are also possible. Because of the volatility of world mineral prices, it is difficult to predict the value of such metals when the property reaches its commercial production stage.

Management of Continental believes that while all of the following potential metal prices are possible (along with prices within the ranges described below), the most likely scenarios are outlined on Summary Page 1, Column H, which outlines management’s probability weighted assessment of the scenarios occurring. The probability weightings are based on management’s knowledge of the industry, their expectations of possible outcomes based on their experience on prior projects and the exploration results to date.

The probability weighted Net After Tax Present Value figures reported for Scenarios 1-5 on Summary Page 1 – Column I, reflect the following mineral price assumptions, based on a 40% interest in the Xietongmen Property, after being discounted by 12% for additional country risk, geopolitical risk, lack of engineering and more precise pre-feasibility work, permitting risks, contingencies:

1.

Highly conservative mineral prices of: $450 per ounce of gold, $7 per ounce of silver $1.10 per pound of copper. These mineral prices were internally generated estimates of potential mineral prices, as of February 2006.

2.	Most current mineral prices as of June 30, 2006, namely $613.50 per ounce of gold, $10.91 per ounce of silver and $3.46 per pound of copper.

3.	Ten year historical average mineral prices of $348 per ounce of gold, $5.63 per ounce of silver and $2.29 per pound of copper.

4.

Current forecasts of future mineral prices of $509 per ounce of gold, $9.7 per ounce of silver and $3.08 per pound of copper. This forecast is provided by Barclays Capital in its Barclays Capital Commodities Research report of October 2006.

5.	The net present value that would result if the project were abandoned at an early stage (due to inability to acquire a mining license) with no cash flows resulting from the property.

Based on the weighted probabilities listed on Summary Page 1, management’s best estimate of the potential net present value of a 40% interest in the Xietongmen Property, after being discounted by a further 12% for country risk, geopolitical risk, lack of engineering and more precise pre-feasibility work, permitting risk, contingencies, as reported on the total of Summary Page 1, Column I, is greater than the fair value assigned to the Xietongmen Property interest and the related Surrounding Properties acquired and presented on the pro forma financial statements. The difference between the total probability weighted net present value reported on Summary Page 1 and the net book value of the properties in the pro forma financial statements is, as discussed previously, due to the unpredictability of metal prices and various assumptions that are inherent in the net present value calculation (world mineral prices, political risk, geological risk, repatriation/investment risk, land/permitting risk, human relations risk – all outlined in our letter to the SEC dated September 28, 2006).

As shown in the above example, the uncertainties and numerous assumptions inherent in such an after tax net present value calculation make it of limited value as a tool when assessing the fair value of the asset acquired. However, the publicly traded share price of Continental inherently captures all information available about world mineral prices, as well as the various risks and uncertainties that may impact the Xietongmen Property. It is for this reason that Continental continues to believe the fair value of the consideration given up (being the value of the shares issued), which was based on negotiations between the vendor and buyer at arm’s length with no compulsion to act, is more clearly evident, more reliably measurable and therefore should be the basis used for the fair value allocated to Great China’s mineral property upon acquisition, as reported on the June 30, 2006 pro forma financial statements. As disclosed in the notes to the pro forma financial statements, the value of the Xietongmen Property recorded on the acquisition of the property will be dependent on the value of the Continental shares on the date the transaction closes. (We note that the October 24, 2006 closing price of Continental shares was Cdn$ 1.40 on the TSX Venture Exchange.)

20.

We understand you continue to believe the most appropriate measure of fair value is the value of the Continental Minerals shares being exchanged in the merger. As Great China Mining is a publicly traded entity, please calculate Great China’s market value as of June 30, 2006 and compare this value to the total acquisition price used in the pro forma financial statements. Tell us what effect the difference between these two amounts has on the property interests acquired.

The market value of Great China Mining as of June 30, 2006 was Cdn$ 60,006,965, based upon the closing market price of US$ 0.17/share for Great China Mining shares and 316,235,575 shares outstanding. This compares to the total acquisition price used in the pro forma financial statements of $61,316,116. Continental believes that the value of the Xietongmen Property has greater value on acquisition by Continental because: having the project under the control of a single owner allows for a more concise, systematic decision making process; the acquisition of the Surrounding Properties enlarges the physical area of the property which provides for greater opportunity to realize on the investment through the mining process; and the project is more attractive as an investment to any “major” international mineral development company, who would not be interested in acquiring such a property, where they can not buy a controlling stake.

Continental believes that the market value of Great China supports the use of the consideration given up by Continental (being the fair value of the shares issued) as the determination for the value of the Xietongmen Property. Continental continues to believe that the consideration given up by Continental is the most clearly evident and reliable measure of the fair value of the exchange transaction.

21.

On a related matter, to the extent you continue to believe the fair value of the shares and options of Continental Minerals exchanged should be used to determine the fair values of the net assets acquired from Great China, please revise your pro forma financial statements to reflect the value of this exchange using the trading price as of June 30, 2006 (the date of your pro forma financial statements). Please use this value based on the June 30, 2006 trading price when responding to all related comments.

Continental continues to believe the fair value of the shares and options of Continental exchanged should be used to determine the fair values of the net assets acquired from Great China. Continental has revised the pro forma financial statements to reflect the value of this exchange using the trading price as of June 30, 2006, namely Cdn $1.70/share. As disclosed in the notes to the pro forma financial statements, the value of the Xietongmen Property recorded on the acquisition of the property will be dependent on the value of the Continental shares on the date the transaction closes. (We note that the October 24, 2006 closing price of Continental shares was Cdn$ 1.40 on the TSX Venture Exchange.)

22.

We note your response to comment 31 of our letter dated September 13, 2006. We further note the Fairness Opinion that was filed as Exhibit 99.1 to the Form F-4 filed on June 30. 2006. In that Fairness Opinion, Ross Glanville & Associates Ltd. discusses the indicated values of the Xietongmen deposit and other properties in sections 4 and 5. Furthermore, in Section 11, the indicated and expected values of Xietongmen are listed among the factors considered by Glanville in reaching their conclusion regarding the fairness of the proposed exchange transaction. In this regard, please tell us how the indicated and expected values used by Glanville and referenced in their report compare to the fair values assigned to the property interests to be acquired in the merger with Great China Mining, as accounted for in the pro forma financial statements.

The Fairness Opinion provided by Glanville states that the indicated and expected values of the Xietongmen Property, as estimated by Continental and as estimated by Wardrop Engineering Inc. were factors considered by Glanville in reaching their conclusion regarding the fairness of the proposed exchange transaction. The Continental estimates were for a Measured Resource of about 106.3 million tonnes and for an Inferred Resource of 28.8 million tonnes. The Wardrop estimates were for a Measured Resource of about 118.6 million tonnes and an Inferred Resource of about 14.0 million tonnes.

The Fairness Opinion states that “The deposit is open in several directions, and additional drilling is ongoing…” The various after tax net present value calculations discussed in response to comment 19 have used mineral resource estimates (as set out in the index of Summary Page 1), based upon the assumption that the “additional drilling” done in 2006 would capture the full delineation of the Xietongmen Property. Considering the additional assumptions made, the resource estimates considered by Glanville are consistent with the resource estimates incorporated into the after tax net present value calculations. As per our response to comment 19, these after tax net present value calculations, using the resource estimates described above, have determined a range of fair values as set out in the index of Summary Page 1 for a 40% interest in the Xietongmen Property, after being discounted by 12% for various risk factors. As per our response to comment 19, these values compare to the fair value assigned to the Xietongmen Property on the pro forma financial statements of Cdn$ 61.3 million (excluding future income tax).

23.

Once the corrections are made to the errors in your discounted cash flow analysis assessing the fair value of the Xietongmen property, it appears the values assigned to this property as reflected in the pro forma financial statements may be impaired on Day 2 based on the guidance of SFAS 144. Tell us what, if any, impairment would be recorded under the analyses you are required to perform in accordance with SFAS 144 as it relates to the Xietongmen property. In your response, please also address the potential impairment of values assigned to the three surrounding properties acquired from the director and principal shareholder of Great China Mining.

As discussed above, Continental believes that the fair value of the consideration given, namely, the shares given up, is the most appropriate basis upon which to measure the asset acquisition. As part of subsequent accounting for this asset acquisition, the Company will consider the guidance of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

SFAS 144, paragraph 7 states that “…impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long- lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.”

Continental’s intention regarding the Xietongmen Property, both prior to and following the acquisition of Great China has been to develop the property, with the goal of eventually commencing production and operating a full-scale operating copper mine. As such, in applying the guidance offered by SFAS 144, particular attention was given to those paragraphs dealing with “Long-Lived Assets to Be Held and Used.”

SFAS 144, paragraph 10 states that “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” In the case of Continental, whose only significant asset is its investment in the Xietongmen Property and the related Surrounding Properties, the cash flows of the Xietongmen Property itself are the lowest levels for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Thus, Continental’s impairment test was based solely upon the cash flows related to the Xietongmen Property and the related Surrounding Properties. Continental does not plan to measure the cash flows of the related properties separately from the Xietongmen Property because it is Continental’s intention to treat all the properties as a single mining property for drilling, exploration and mining. As well, the related Surrounding Properties acquired are contiguous with the Xietongmen Property and as such Continental does not intend on treating these properties separate in Continental’s internal reporting. Therefore, Continental believes that the Xietongmen Property and the Surrounding Properties should be analyzed together under SFAS 144.

As discussed in comment 19, the preparation of an after tax net present value calculation is based upon numerous assumptions, making it difficult to predict the ultimate value of the property. However, as discussed in our response to comment 19, Continental has prepared 5 separate net present value calculations at various mineral prices and calculated a probability weighted average cash flow analysis based on Continental’s best estimates of the likelihood of each scenario occurring. Based on the information reported on the Revised Calculations Summary Page 2 (“Summary Page 2”) submitted as supplemental material, which outlines probability weighted undiscounted cash flows for each of the various scenarios described in our response to comment 19, Continental has concluded the following:

a.

The probability weighted total undiscounted cash flows, as shown in the total of Summary Page 2, Column D, are in excess of the net book value of the Xietongmen Property and the related Surrounding Properties.

b.

Under the first four scenarios of cash flow analysis, as reported on Summary Page 2, Column A, the undiscounted cash flows exceed the fair value of the Xietongmen Property and the related Surrounding Properties, as recorded on the June 30, 2006 pro forma financial statements. Therefore, no impairment exists.

Even if the undiscounted cash flows did not exceed the book value of the property, and a fair value calculation was required, the estimated fair value of the property based on the various net present value calculations and the probability weightings, would be in excess of the book value recorded of the property.

We look forward to receiving your comments at your earliest convenience. If you have any questions or concerns with respect to the above, please contact Steve Mathiesen at (604) 691-7415.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/

cc:	Great China Mining Inc.

cc:	Continental Corporation Attention: Mr. Gerald Panneton